SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[  ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
        1934
        (FEE REQUIRED)

        For the fiscal year ended December 31, 2003

                                       Or

[X]   TRANSITION  REPORT PURSUANT TO SECTON 15 (D) OF THE SECURITIES  EXCHANGE
        ACT OF 1934 (No Fee Required)

        For the transition period from 7/1/03 to 12/31/03
                                       ------    --------

        Commission File No. 1-13726

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           NOMAC DRILLING 401 (K) PLAN
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           NOMAC DRILLING CORPORATION
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

NOMAC DRILLING CORPORATION
401(K) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2003

NOMAC DRILLING CORPORATION
401(K) PLAN
CONTENTS
DECEMBER 31, 2003
-------------------------------------------------------------------------------


                                                                           PAGE
FINANCIAL STATEMENTS  (UNAUDITED)

Statements of Net Assets Available for Benefits...............................1

Statements of Changes in Net Assets Available for Benefits....................2

Notes to Financial Statements.................................................3

SUPPLEMENTAL SCHEDULES

Schedule of Assets (Held at End of Year)......................................9

Schedule of Reportable Transactions..........................................10

NOMAC DRILLING CORPORATION
401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (UNAUDITED)
DECEMBER 31, 2003
-------------------------------------------------------------------------------





                                                                       2003
                                                                       ----

ASSETS
Investments.................................................     $     276,145
Receivables
     Dividends..............................................               424
                                                                 --------------
             Total assets...................................           276,569
                                                                 --------------

LIABILITIES
Accrued liabilities.........................................             7,823
                                                                 --------------
             Net assets available for benefits..............     $     268,746
                                                                 =============









   The accompanying notes are an integral part of these financial statements.

NOMAC DRILLING CORPORATION
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (UNAUDITED) FOR THE PERIOD JULY 1, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003
-------------------------------------------------------------------------------



                                                                       2003
                                                                       ----

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
   Interest and dividends...................................     $        1,944
   Net appreciation in fair value of investments............             35,679
                                                                 --------------
             Total investment income........................             37,623
                                                                 --------------

Contributions
   Employer.................................................            106,984
   Participants.............................................            132,956
                                                                 --------------
              Total contributions...........................            239,940
                                                                 --------------
              Total additions...............................            277,563
                                                                 --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants...............................                986
   Administrative expenses..................................              7,831
                                                                 --------------
             Total deductions...............................              8,817
                                                                 --------------
             Net increase...................................            268,746
                                                                 --------------

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year...........................................                  -
End of year.................................................     $      268,746
                                                                 ==============




   The accompanying notes are an integral part of these financial statements.

NOMAC DRILLING CORPORATION
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2003
-------------------------------------------------------------------------------



1.       DESCRIPTION OF THE PLAN

         The following is a brief summary of the various provisions of the NOMAC Drilling Corporation 401(K) Plan (the "Plan"). Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         The financial statements are prepared in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"). In accordance with ERISA, such financial statements for 2003 are unaudited.

         GENERAL
         The Plan is a defined contribution plan that covers all employees of NOMAC Drilling Corporation (the "Company").

         CONTRIBUTIONS
         Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company makes matching contributions of 100 percent of the first 6 percent of participant contributions. Profit sharing contributions may be made at the discretion of the Company's board of directors. No discretionary profit sharing contributions were made in 2003. Contributions are subject to certain limitations.

         The Company's matching contribution is used to purchase shares of Chesapeake Energy Corporation Common Stock (the "Common Stock") on the open market. Participants may also elect to direct all or a portion of their contributions into the Common Stock. Participants may not transfer or liquidate their investment in Common Stock arising from employer contributions and earnings thereon until they elect to withdraw from the Plan due to separation of service or elect an in-service distribution upon attainment of age 59 1/2 .

         PARTICIPANT ACCOUNTS
         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

         VESTING
         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contributions plus actual earnings thereon is based on years of credited service or participant's age. A participant will be 100 percent vested after five years of credited service.

NOMAC DRILLING CORPORATION
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2003
-------------------------------------------------------------------------------

         PARTICIPANT NOTES RECEIVABLE
         Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the Prime Interest Rate. Principal and interest is paid ratably through semi-monthly payroll deductions. Interest rates on loans outstanding at December 31, 2003 were 10 percent.

         PAYMENT OF BENEFITS
         Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or have the value rolled over to another qualified plan or IRA.

         AMOUNTS FORFEITED
         Forfeited nonvested amounts are first used to pay administrative expenses of the Plan or to restore unvested amounts to re-employed participants. Any remaining forfeitures are used to reduce Company contributions into the Plan. Forfeited nonvested accounts totaled $736 at December 31, 2003. During 2003 forfeited nonvested accounts of $0 were used to pay administrative expenses of the plan and $0 were used to reduce employer matching contributions.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices on the last business day of the year. Chesapeake Energy Corporation common stock is valued at the closing market price on the last business day of the year, according to the New York Stock Exchange. Participant loans receivable are valued at outstanding principal balance, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOMAC DRILLING CORPORATION
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2003
-------------------------------------------------------------------------------


         The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

         RISKS AND UNCERTAINTIES
         Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.       INVESTMENTS
         The following presents investments that represented five percent or more of the Plan's net assets:

                                                                      2003
                                                                      ----

         Chesapeake Energy Corporation Common Stock.........     $     164,513*
         Fidelity Freedom 2020..............................             26,365
         Fidelity Freedom 2030..............................             15,173

         * Balance includes nonparticipant-directed investments.

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                      2003
                                                                      ----

         Mutual funds.......................................     $        5,206
         Common stocks......................................             30,473
                                                                 --------------
                                                                 $       35,679

NOMAC DRILLING CORPORATION
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2003
-------------------------------------------------------------------------------

4.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Investment in the Chesapeake Energy Corporation common stock includes balances arising from nonparticipant-directed employer matching contributions, as well as participant-directed contributions and transfers from other investment options. Information about the net assets and the significant components of the changes in net assets relating to investments in the Chesapeake Energy Corporation common stock is as follows:

                                                                       2003
                                                                       ----

         NET ASSETS
         Chesapeake Energy Corporation Common Stock.........     $      164,513
                                                                 ==============

         CHANGES IN NET ASSETS
         Contributions......................................     $      131,606
         Dividend income....................................                213
         Net appreciation...................................             30,472
         Benefits paid to participants......................              (357)
         Transfers from (to) other investments options, net.              2,579
                                                                 --------------
                                                                 $      164,513


5.       PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments are shares of Chesapeake Energy Corporation common stock. These transactions represent investments in the Company, and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan, and, therefore, transactions in mutual funds managed by Fidelity Investments qualify as party-in-interest transactions.


6.       TAX STATUS

         The Plan received an Internal Revenue Service opinion letter dated October 9, 2003 with respect to the prototype adopted by the Plan which indicates that the Plan as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code (the "IRC"). The Plan Administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOMAC DRILLING CORPORATION
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2003
-------------------------------------------------------------------------------

7.       PLAN TERMINATION

         Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100 percent vested in their accounts.


8.       CONCENTRATION OF INVESTMENTS

         As of December 31, 2003 net assets available for benefits in the amount of $164,513 and $109,289 were invested in Chesapeake Energy Common Stock and mutual funds managed by Fidelity Investments, respectively.


9.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits as of December 31, 2003, as reflected in the accompanying financial statements, to the Form 5500:

                                                                       2003
                                                                       ----

         Net assets available for benefits
           per the financial statements.....................            268,746
         Add: Accrued administrative expenses...............              7,823
         Less: Accrued dividend income......................               (424)
                                                                 $      276,145
                                                                 ==============

         The following is a reconciliation of administrative expenses for the years ended December 31, 2003, as reflected in the accompanying financial statements, to the Form 5500:

                                                                      2003
                                                                      ----

         Administrative expenses per the financial statements... $        7,831
         Add: Previous year accrued administrative expenses.....             --
         Less: Current year accrued administrative expenses.....         (7,823)
         Administrative expenses per the Form 5500               $            8
                                                                 ==============




         Administrative expenses are recorded on the Form 5500 when paid.

NOMAC DRILLING CORPORATION
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2003
-------------------------------------------------------------------------------


         The following is a reconciliation of interest and dividend income for the years ended December 31, 2003, as reflected in the accompanying financial statements, to the Form 5500:

                                                                      2003
                                                                      ----

         Interest and dividends per the financial statements.....$        1,944
         Add: Previous year accrued interest and dividend income.            --
         Less: Current year accrued interest and dividend income.          (424)
                                                                 --------------
         Interest and dividends per the Form 5500                $        1,520
                                                                 ==============




         Dividend income was recorded on the Form 5500 when paid.

NOMAC DRILLING CORPORATION
401(K) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
                                                                     SCHEDULE 1
-------------------------------------------------------------------------------


                                                   DESCRIPTION OF INVESTMENT
                                                    INCLUDING MATURITY DATE
        IDENTITY OF ISSUE, BORROWER,             RATE OF INTEREST, COLLATERAL,                            CURRENT
           LESSOR, OR SIMILAR PARTY                  PAR, OR MATURITY VALUE         COST                   VALUE
*Chesapeake Energy/Nomac Corporation......                Common Stock                $134,972         $    164,513
*Fidelity Contra fund.....................                Mutual Funds                    **                    946
*Fidelity Investment Grade Bonds..........                Mutual Funds                    **                  7,123
*Fidelity Independence Fund...............                Mutual Funds                    **                  4,247
*Fidelity Low Prices Stock Fund...........                Mutual Funds                    **                  1,472
*Fidelity Equity II Fund..................                Mutual Funds                    **                  2,252
*Fidelity Diversified International Fund..                Mutual Funds                    **                  4,815
*Fidelity Dividend Growth.................                Mutual Funds                    **                  3,648
*Fidelity Mid-Cap Stocks..................                Mutual Funds                    **                  5,408
*Fidelity Freedom Income..................                Mutual Funds                    **                  3,596
*Fidelity Freedom 2000....................                Mutual Funds                    **                  1,050
*Fidelity Freedom 2010....................                Mutual Funds                    **                 12,834
*Fidelity Freedom 2020....................                Mutual Funds                    **                 26,365
*Fidelity Freedom 2030....................                Mutual Funds                    **                 15,173
*Fidelity Freedom 2040....................                Mutual Funds                    **                 10,545
*Fidelity Retirement Money Market.........                Mutual Funds                    **                  4,234
*Spartan US Equity Index..................                Mutual Funds                    **                  5,581
*Participant Loans........................       Interest Rates Were 10 percent           **                  2,343
                                                                                                       ------------
                                                                                                       $    276,145
                                                                                                       ============

*   Identifies parties-in-interest.

** Identifies participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

NOMAC DRILLING CORPORATION
401(K) PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2003
                                                                     SCHEDULE 2
-------------------------------------------------------------------------------




                                                                               TOTAL          TOTAL
                                                NUMBER OF      NUMBER OF      PURCHASE       SELLING       NET GAIN
             DESCRIPTION OF ASSET               PURCHASES        SALES         PRICE          PRICE         (LOSS)
*Chesapeake Energy Corporation
  Stock Purchases..........................        18              --          $ 106,984         --             --

* Identifies parties-in-interest.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        NOMAC DRILLING CORPORATION
                                           401(K) Plan



                                        By:    /S/ MARY WHITSON
                                           -------------------------------------
                                               Mary Whitson, Plan Administrator
Date:  August 17, 2004